Milbank, Tweed, Hadley & McCloy LLP

January 5, 2010

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

Attention:	Mark C. Shannon
Accounting Branch Chief

Re:	Gruma, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2008
File No. 001-14852

Dear Mr. Shannon:

On behalf of Gruma, S.A.B. de C.V. (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated December 28, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2008 within the timeframe of 10 business days mentioned in the Comment Letter.  The Company respectfully informs the Staff that it intends to provide a response letter no later than March 31, 2010.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 530-5224.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald